Filed by Social Capital Suvretta Holdings Corp. I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Akili Interactive Labs, Inc.

Registration No.: 333-262706

Date: March 8, 2022

This filing relates to the proposed merger of Akili Interactive Labs, Inc., a Delaware corporation (“Target”), with Karibu Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Social Capital Suvretta Holdings Corp. I, a Cayman Islands exempted company limited by shares (“SPAC”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 26, 2022, by and among SPAC, Merger Sub and Target.

Akili Named to Fast Company’s Annual List of the World’s 50 Most Innovative Companies for 2022

Maker of the first-and-only FDA-cleared prescription video game treatment joins the ranks of Canva, Microsoft, SpaceX, and more

BOSTON, Mass. March 8, 2022 — Akili Interactive Labs, Inc. (“Akili”), a leading digital medicine company pioneering the development of cognitive treatments through game-changing technologies, today announced it has been named to Fast Company’s prestigious list of the World’s Most Innovative Companies for 2022.

This year’s list honors businesses that are making the biggest impacts on their industries and culture as a whole and thriving in today’s ever-changing world. The companies included have been recognized for their contributions to some of the most inspiring accomplishments of the 21st century. To select the honorees, Fast Company’s editors and writers sought out the most groundbreaking businesses across the globe.

“We are honored to be recognized by Fast Company as one of the world’s most innovative companies. Akili was founded with a vision to create treatments that are both effective and enjoyable, ushering in a new category of medicine,” said Eddie Martucci, Co-Founder and Chief Executive Officer of Akili. “We’re committed to continuing to challenge the status quo by leveraging innovative technology to positively impact the millions of people living with cognitive impairments, as we reimagine what medicine should feel like.”

The World’s Most Innovative Companies is Fast Company’s signature franchise and one of its most highly anticipated editorial efforts of the year. It provides both a snapshot and a road map for the future of innovation across the most dynamic sectors of the economy.

“The world’s most innovative companies play an essential role in addressing the most pressing issues facing society, whether they’re fighting climate change by spurring decarbonization efforts, ameliorating the strain on supply chains, or helping us reconnect with one another over shared passions,” said Fast Company Deputy Editor David Lidsky.

Founded in 2011, Akili is developing digital prescription treatments to improve cognition, developed through a unique collaboration of cognitive neuroscientists and entertainment and technology designers. The Akili platform represents a fundamental paradigm shift where technology is the medicine, designed to target neural networks critical to cognitive function. The company aims to transform the user-friendly experiences of digital therapeutics into clinically-validated treatments for cognitive functions that are designed to be indistinguishable from high-end entertainment experiences. With this approach, in June 2020 Akili introduced the first prescription video game treatment for any disease cleared by the U.S. Food and Drug Administration (FDA) - a treatment focusing on attention function for children with attention-deficit/hyperactivity disorder (ADHD). In addition, Akili is progressing research across a diverse set of indications, including treatments for cognitive impairments associated with major depressive disorder, autism spectrum disorder and multiple sclerosis.

On January 26, 2022, Akili entered into a definitive agreement to become publicly traded via a merger with Social Capital Suvretta Holdings Corp. I (Nasdaq: DNAA), a special purpose acquisition company. The transaction is expected to close in mid-2022, subject to satisfaction of the closing conditions, after which Akili will be listed on the Nasdaq stock market under the new ticker symbol “AKLI.”

For the second year in a row, to coincide with the issue launch, Fast Company will host its Most Innovative Companies Summit on April 26–27. The virtual, multi-day summit celebrates the Most Innovative Companies in business and provides an early look at major business trends and an inside look at what it takes to innovate in 2022. Fast Company’s Most Innovative Companies issue (March/April 2022) is available online, as well as in-app form via iTunes, and on newsstands beginning March 15.

About Fast Company

Fast Company is the only media brand fully dedicated to the vital intersection of business, innovation, and design, engaging the most influential leaders, companies, and thinkers on the future of business. Headquartered in New York City, Fast Company is published by Mansueto Ventures LLC, along with our sister publication Inc., and can be found online at www.fastcompany.com.

About Akili

Akili is pioneering the development of cognitive treatments through game-changing technologies. Our approach of leveraging technologies designed to directly target the brain establishes a new category of medicine – medicine that is validated through clinical trials like a drug or medical device, but experienced like entertainment. Akili’s platform is powered by proprietary therapeutic engines designed to target cognitive impairment at its source in the brain, informed by decades of research and validated through rigorous clinical programs. Driven by Akili’s belief that effective medicine can also be fun and engaging, Akili’s products are delivered through captivating action video game experiences. For more information, please visit www.akiliinteractive.com.

Additional Information and Where to Find It

In connection with the proposed business combination transaction between Social Capital Suvretta Holdings Corp. I (“SCS”) and Akili, SCS filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the SEC on February 14, 2022, which includes a preliminary prospectus and proxy statement of SCS, referred to as a proxy statement/prospectus. The Registration Statement has not yet become effective. When available, a final proxy statement/prospectus will be sent to all SCS shareholders. SCS will also file other documents regarding the proposed transaction with the SEC. SHAREHOLDERS OF SCS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCS (when available) through the website maintained by the SEC at http://www.sec.gov.

The documents filed by SCS with the SEC also may be obtained free of charge at SCS’s website at https://socialcapitalsuvrettaholdings.com/dnaa or upon written request to 2850 W. Horizon Ridge Parkway, Suite 200, Henderson, NV 89052.

Participants in the Solicitation

SCS and Akili and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SCS’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction between Akili and SCS are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. This press release may be deemed to be solicitation material in respect of the proposed transactions contemplated by the proposed business combination between Akili and SCS.

Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Akili and SCS. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCS’s securities, (ii) the risk that the proposed transaction may not be completed by SCS’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCS, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Merger Agreement by the shareholders of SCS and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE Investment, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Akili’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Akili or diverts management’s attention from Akili’s ongoing business operations and potential difficulties in Akili employee retention as a result of the announcement and consummation of the proposed transaction, (ix) the outcome of any legal proceedings that may be instituted against Akili or against SCS related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of SCS’s securities on a national securities exchange, (xi) the price of SCS’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCS plans to operate or Akili operates, variations in operating performance across competitors, changes in laws and regulations affecting SCS’s or Akili’s business, and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Akili to successfully commercialize EndeavorRx® and continue to advance its clinical development pipeline, (xiv) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (xv) the evolution of the markets in which Akili competes, (xvi) the ability of Akili to defend its intellectual property and satisfy regulatory requirements, (xvii) the costs related to the proposed transaction, (xviii) the impact of the COVID-19 pandemic on Akili’s business, (xix) Akili’s expectations regarding its market opportunities and (xx) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Akili operates. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCS’s registration on Form S-1 (File Nos. 333-256723 and 333-257543), SCS’s quarterly report on Form 10-Q for the quarter ended September 30, 2021 filed with the SEC on November 15, 2021, the Registration Statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by SCS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Akili and SCS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Akili nor SCS gives any assurance that either Akili or SCS, or the combined company, will achieve its expectations.

###

Media Contact:

Megan Branch

Akili Interactive

mbranch@akiliinteractive.com